CIARI GUITARS, INC

Financial Statements as of and for the Years Ended December 31, 2019 and 2018, and Independent Accountants' Review Report

CIARI GUITARS, INC.

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders of
CIARI GUITARS, INC.
San Diego, California

We have reviewed the accompanying financial statements of Ciari Guitar, Inc. (a C Corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountants' Conclusion

Based on our review, except for the issue noted in the Known Departure From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Known Departure from Accounting Principles Generally Accepted in the United States of America

As disclosed in Note 3 to the financial statements, accounting principles generally accepted in the United States of America require that the fair value of stock or stock options granted to employees be estimated and recorded as an expense over the vesting period of the grant. Management has informed us that the fair value of the stock and stock options have not been estimated and therefore no expense has been recorded. Management has not determined the effects of this departure from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows.



Barnett & Company, Inc.
Rancho Santa Margarita, CA
September 9, 2020

CIARI GUITARS, INC.

BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 134,150	$ 6,005
Inventory	34,497	-
Total current assets	168,647	6,005
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $4,092 (2019) and $634 (2018)	34,984	3,757
INTANGIBLE ASSET, net of accumulated amortization of $6,868 (2019) and 4,211 (2018)	32,985	33,409
OTHER ASSET	1,125	-
TOTAL ASSETS	$ 237,741	$ 43,171
LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 5,289	$ -
Credit card payable	49,812	-
Unearned income	67,550	-
Total current liabilities	122,651	-
FUTURE EQUITY OBLIGATIONS	1,341,500	634,500
SHAREHOLDERS' EQUITY:		
Common stock	-	-
Accumulated deficit	(1,226,410)	(591,329)
Total shareholders' equity	(1,226,410)	(591,329)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 237,741	$ 43,171

CIARI GUITARS, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019		2018
OPERATING EXPENSES:				
Marketing and advertising	$	275,460	$	95,988
Research and development		172,722		179,718
Professional fees		83,148		11,529
General and administrative		32,301		8,743
Travel, meals and entertainment		28,165		24,700
Payroll and related		30,589		-
Insurance		3,339		-
Rent		2,694		-
Depreciation and amortization		6,116		3,079
Total operating expenses		634,534		323,757
OTHER INCOME:				
Interest income		641		-
Other income		62		2,000
Total other income		703		2,000
LOSS BEFORE INCOME TAXES		(633,831)		(321,757)
INCOME TAXES		1,250		1,300
NET LOSS	$	(635,081)	$	(323,057)

CIARI GUITARS, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

| | Common Stock | | Accumulated | |
	Shares	$	Deficit	Total
Balance at January 1, 2018	10,000,000	$ -	$ (268,272)	$ (268,272)
Net loss	-	-	(323,057)	(323,057)
Balance at December 31, 2019	10,000,000	-	(591,329)	(591,329)
Shares issued to officer	350,000	-	-	-
Shares returned from consultant	(91,667)	-	-	-
Net loss	-	-	(635,081)	(635,081)
Balance at December 31, 2019	10,258,333	$ -	$ (1,226,410)	$ (1,226,410)

CIARI GUITARS, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (635,081)	$ (323,057)
Adjustment to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	6,116	3,079
Change in operating assets and liabilities:		
Inventory	(34,497)	-
Accounts payable and accrued expenses	5,289	-
Customer deposits	67,550	-
Net cash used in operating activities	(590,623)	(319,978)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant and equipment	(34,686)	(2,506)
Payments made on intangible assets	(2,233)	(15,398)
Payment of other assets	(1,125)	-
Net cash used in investing activities	(38,044)	(17,904)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in credit card payable	49,812	-
Proceeds from future equity obligations	707,000	254,500
Net cash provided by financing activities	756,812	254,500
NET CHANGE IN CASH	128,145	(83,382)
CASH AND CASH EQUIVALENTS, beginning of year	6,005	89,387
CASH AND CASH EQUIVALENTS, end of year	$ 134,150	$ 6,005
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Income taxes	$ 1,250	$ 1,300
Interest	$ -	$ -

NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2018, the Company converted $150,000 of advances from shareholder to SAFE Agreements (note 6) recorded as future equity obligations.

CIARI GUITARS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1. **DESCRIPTION OF BUSINESS**

   Ciari Guitars, Inc. (the "Company") was incorporated on October 14, 2016 in the state of Delaware. The Company's primary operation is based in San Diego, California. The company developed the first high-quality foldable electric guitar that can be used professionally as a backup or as a main instrument. The Company is engaged in the manufacturing, marketing and sale of these premium travel electric guitars.

   Management's Plan – The Company relies heavily on the pre-sale of its products, and debt and equity financing for working capital. As of December 31, 2019, the Company has incurred losses since inception and will incur additional costs while developing its products before they are available for sale to the masses. These matters raise substantial doubt about the Company's ability to continue as a going concern. Through 2020, the Company intends to fund its operations with funding from debt and/or equity financings and the presale of products. If the Company cannot raise additional short term capital, it may consume all of its cash reserved for operations. There are no assurances that the Company will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scoped of the planned development, which could harm business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Fair Value of Financial Instruments – The carrying value of the cash and cash equivalents, other assets, and accounts payable and accrued expenses approximates fair value due to their short maturities. Credit card payable is recorded at the principal amount owed, which approximates fair value.

   Risk and Uncertainty – The Company has limited operating history and has not generated any revenue from sale of the products developed by the Company. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or changes government policy could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents – The Company considers all short-term, highly liquid investments purchased with a maturity date of three months or less to be cash equivalents. At times, the Company may have cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. As of December 31, 2019, none of the Company's accounts exceeded the FDIC insured limits.

Inventory – Inventory is stated at the lower of cost or market. Cost is determined by the first-in first-out method.

Property and equipment – Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which is five years. Expenditures which materially increase property lives are capitalized. The cost of maintenance and repairs is charged to expense as incurred.

Intangible assets – Intangible assets consists of costs incurred related to patents filed by the Company. Intangible assets are amortized using the straight-line method over five years.

Impairment of long-lived assets –The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate impairment exists. Impairment loss is recognized when the carrying value exceeds the undiscounted estimated future cash flows expected to result from the use and eventual disposal of the asset. The Company determined that no impairment loss of long-lived assets was necessary for the years ended December 31, 2019 and 2018.

Revenue recognition – The Company will recognizes revenues from sales of products or rendering services when (a) persuasive evidence that an agreement exists; (b) the products or services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due are reasonably assured.

The Company has deferred revenue of $67,550 as of December 31, 2019, as the Company has received deposits from customers through various methods including pre-orders in which the Company has not yet shipped the related product. The Company will accrue this liability until the related products are shipped.

Advertising and Marketing Costs – The Company charges advertising costs to expense as incurred. Advertising costs were $275,460 and $95,988 for the years ended December 31, 2019 and 2018, respectively.

Research and Development – The Company incurs research and development costs during the process of researching and developing the products and future manufacturing process. Research and development costs consist primarily of materials and outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested and made ready for commercial use.

CIARI GUITARS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (Continued)

Income taxes – The Company applies Accounting Standards Codification ("ASC") 740 "Income Taxes". Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statements reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2019 and 2018, the Company established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company files tax returns in U.S. federal jurisdiction and California state jurisdiction. As of December 31, 2019, the tax years that remain subject to examination begin with 2016. The Company currently is no under examination by any tax authority.

3. DEPARTURE FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company has issued 350,000 shares of restricted common stock to an officer of the Company, with the shares vesting quarterly over four years. In addition, the Company has issued stock options to employees and consultants to purchase 1,100,000 shares of common stock, with the options vesting between 3 and 4 years. In accordance with ASC 718 "Share-Based Payment," share based compensation to employees and consultants are measured at the grant date, based on the estimated fair value of the award, and recognized as expense over the vesting period. The Company has not estimated the fair value of the award, and therefore has not recognized any expense. The effect of this departure from generally accepted accounting principles has not been determined.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019 and 2018, consists of the following:

	2019	2018
Machinery and equipment	$ 28,487	$ -
Computer and office equipment	2,506	2,506
Software	8,083	1,885
	39,076	4,391
Less accumulated depreciation	(4,092)	(634)
	$ 34,984	$ 3,757

Depreciation expense for the years ended December 31, 2019 and 2018, was $3,459 and $571, respectively.

See independent accountants' review report.   8

CIARI GUITARS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (Continued)

5. **INTANGIBLE ASSETS**

    Intangible assets at December 31, 2019 and 2018, consists of the following:

	2019		2018	
Patent and trademarks	$	39,853	$	37,620
Less accumulated amortization		(6,868)		(4,211)
	$	32,985	$	33,409

    Amortization expense for the years ended December 31, 2019 and 2018, was $2,657 and $2,508, respectively.

6. **FUTURE EQUITY OBLIGATIONS**

    The Company has entered into various Simple Agreements for Future Equity ("SAFE Agreements") with third parties. The Safe Agreements have no maturity dates and bear no interest. The SAFE Agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap, with the valuation cap ranging between $2,500,000 and $3,500,000 and discount rates between 75% and 80%.

    Per the SAFE Agreements, if there is an equity financing before the instrument expires or is terminated, the investment will convert into shares of the Company's stock. When converting the investment amount into shares of stock, either the valuation cap or the discount rate will apply to the price per share paid by other purchases in the equity financing, which calculation results in a greater number of shares of stock for a SAFE investor. The stock that a SAFE investor is issued will have a liquidation preference that is equal to the original investment amount at one times preference.

    If there is a liquidation event before the expiration or termination of the SAFE Agreements, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) receive from the Company a number of shares of common stock derived using the valuation cap. Thereafter the SAFE Agreements will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holder of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining unpaid amounts will be settled with the issuance of common stock. In a dissolution event, SAFE Agreement holders will be paid out of the remaining assets prior to holders of the Company's capital stock.

    During the years ended December 31, 2019 and 2018, the Company received $707,000 and $254,500, respectively, from the issuance of SAFE Agreements. In addition, during the year ended December 31, 2018, the Company converted $150,000 of advances received from a shareholder to SAFE Agreements. During the years ended December 31, 2019 and 2018, no SAFE agreements were converted into equity, nor were any terminated or expired based on the terms of the agreements.

CIARI GUITARS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (Continued)

7. SHAREHOLDERS' EQUITY

Common stock – The Company has authorized 15,000,000 shares of common stock with a $0.0001 par value, of which 10,258,333 and 10,000,000 were issued and outstanding as of December 31, 2019 and 2018, respectively.

On April 26, 2019, the Company issued 350,000 of restricted common stock to an officer of the Company. The shares vest over 4 years at 1/16th per quarter. As of December 31, 2019, 43,750 shares have vested. The Company has not determined the fair value of the shares issued and therefore no compensation expense was recognized in relation to this issuance or vesting of these shares.

On September 20, 2019, the Company exercised the right to reassume 91,667 shares of common stock from a consultant. No consideration was received or provided in relation to this transaction.

Stock options – On October 20, 2017, the Company adopted a Stock Plan ("Plan"). The Plan provides incentive to attract, retain, and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires 10 years after adoption, unless terminated earlier by the Board. As of December 31, 2019 and 2018, options to purchase 1,100,000 and 800,000 shares have been granted to employees and contractor, of which 585,417 and 291,667 shares are vested, respectively. The options have an exercise price of $0.001, expire in 10 years from the grant date and vest over 3 or 4 years from the grant date. The Company has not estimated the fair value of the options and therefore no compensation expense has been recognized related to the fair value of the options.

8. INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2019 and 2018:

	2019	2018
Current tax provision:		
Federal	$ -	$ -
State	1,250	1,300
Total current tax provision	1,250	1,300
Deferred tax benefit:		
Federal	(132,000)	(67,000)
State	(57,000)	(29,000)
Total deferred tax benefit	(189,000)	(96,000)
Valuation allowance	189,000	96,000
Total provision for income taxes	$ 1,250	$ 1,300

CIARI GUITARS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (Continued)

Reconciliation of the federal statutory rate to the actual tax rate are as follows for the years ended December 31, 2019 and 2018:

	2019	2018
Federal tax at statutory rate	21.0%	21.0%
Permanent differences:		
State taxes, net of federal benefit	-0.2%	-0.4%
Non-deductible entertainment	-0.4%	-0.4%
Temporary differences:		
Other temporary differences	9.9%	9.7%
Change in valuation allowance	-30.1%	-29.5%
Total provision	0.2%	0.4%

The components of the deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Current:		
Other	$ 2,000	$ -
Noncurrent:		
Net operating loss carryforwards	365,000	177,000
Valuation allowance	(367,000)	(177,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed or to be filed through December 31, 2019, the Company has available approximately $1,219,000 in U.S. tax net operating loss carryforwards. The utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure may be subject to annual limitations. Net operating loss carryforward start to expire 20 years for federal income and state tax reporting purposes.

9. COMMITMENTS

Facility Lease – The Company has entered into a lease agreement for office space in San Diego, California. The term of the lease is month-to-month, and as of December 31, 2019 the monthly lease amount was $784. In April 2020 the Company terminated the lease.

For of the year ended December 31, 2019, rent expense was $2,694. There was no rent expense recognized during the year ended December 31, 2018.

CIARI GUITARS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (Continued)

10. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through September 9, 2020, the date the financial statements were available to be issued.

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to a number of other countries, including the United States. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, several states in the United States, including California, where the Company is headquartered, have declared a state of emergency.

Potential impacts to the Company include disruptions or restrictions on its employees' ability to work as well as its customers' and suppliers' employees' ability to work. COVID-19 could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect the Company's revenue. The Company cannot anticipate all of the ways in which health epidemics such as COVID-19 could adversely impact its operations. The Company is continuing to monitor and assess the effects of the COVID-19 pandemic on its operations, the ultimate impact of the COVID-19 outbreak or a similar health epidemic is highly uncertain and subject to change.

* * * * * *